UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: November 25, 2008
Commission file number 1- 33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay Offshore Partners L.P. dated November 25, 2008.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.
Date: November 25, 2008	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY OFFSHORE PARTNERS L.P.
4th Floor, Belvedere Building, 69 Pitts Bay Road
Hamilton, HM 08, Bermuda

NEWS RELEASE

TEEKAY OFFSHORE PARTNERS REPORTS
RESTATED HISTORICAL RESULTS

Highlights
•	Teekay Offshore has completed its previously announced financial restatement.

•	As anticipated, there is no impact on the Partnership’s previously reported distributable cash flow, liquidity or cash distributions in any period.

•	All restatement adjustments are non-cash in nature and do not affect the economics of the Partnership.

•	The Partnership will host a conference call on Tuesday, November 25, 2008 to discuss its restated results and key elements of its financial position and outlook.
Hamilton, Bermuda, November 25, 2008 — Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) today reported that it has restated its previously reported financial results, including results for fiscal years 2003 through 2007 and the first and second quarters of 2008, to adjust its accounting treatment for:
•	certain derivative transactions under the Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging (SFAS 133), as more fully discussed below under “Restatement for Accounting under SFAS 133 and Other”;

•	certain vessels it acquired from Teekay Corporation (Teekay) subsequent to the Partnership’s December 2006 initial public offering, whereby the Partnership’s financial statements have been retroactively adjusted to include the historical results of the vessels from the date they were originally acquired by Teekay and began operating, as more fully discussed below under “Restatement for Changes to Accounting for Dropdown Transactions”; and

•	a subsidiary, Navion Shipping Ltd., which was disposed of on July 1, 2006 prior to the Partnership’s initial public offering and which has been reflected as a discontinued operation for all periods prior to its disposition. The reclassification of the operations of this subsidiary as discontinued operations for 2006 and prior periods does not affect total assets, total partners’ equity, net income, earnings per unit or cash flows for any period.
“It is important to emphasize that all of the restatement adjustments have no impact on the Partnership’s distributable cash flow(1), liquidity or cash distributions in any period,” stated Peter Evensen, Chief Executive Officer of Teekay Offshore GP LLC, the Partnership’s general partner. “Any adjustments to the Partnership’s financial statements are due to changes in accounting treatment only and have no impact on the economics of the Partnership or its actual cash flows.”
Mr. Evensen continued, “Any adjustments to net income resulting from the change in the Partnership’s accounting treatment for hedge transactions are exclusively due to unrealized gains or losses as a result of the change in the mark-to-market value of our hedging instruments at the end of each reporting period, which have no cash impact. Additional adjustments, which came into scope as a result of the Partnership’s detailed and thorough restatement audit, also have no cash impact. The change to our accounting treatment for vessel dropdowns simply means that vessels acquired from Teekay are now reflected in the Partnership’s comparative historical financial statements for periods prior to the Partnership’s actual acquisition of the vessels as if they had been acquired by the Partnership at the time of their original purchase by Teekay. This adjustment has no impact on the Partnership’s financial results subsequent to the date the vessels were acquired by the Partnership.”

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
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A summary of financial information reflecting the restatement adjustments for the three and six months ended June 30, 2008 and 2007 and the three months ended March 31, 2008 is presented below. Appendix B to this release provides a summary of the impact of the restatements on reported net income for the fiscal years ended December 31, 2003 through 2007. Please see “Information on SEC Filings” below for information about the Partnership’s upcoming filings with the U.S. Securities and Exchange Commission (SEC) relating to the restatements.
Summary of Restated Second Quarter 2008 Results
Since the restatement adjustments are all non-cash in nature, they have not impacted the Partnership’s distributable cash flow(1) or cash distributions. During the three months ended June 30, 2008, the Partnership generated $10.5 million of distributable cash flow, an increase from $6.8 million for the quarter ended March 31, 2008, primarily as a result of higher shuttle tanker utilization, fewer drydockings performed during the second quarter and increased cash flow as a result of the acquisition of an additional 25 percent interest in Teekay Offshore Operating L.P. (OPCO) and OPCO’s acquisition of two Aframax lightering vessels on June 18, 2008. On August 1, 2008, the Partnership declared a cash distribution of $0.40 per unit for the quarter ended June 30, 2008. The cash distribution was paid on August 14, 2008 to all unitholders of record on August 7, 2008.
On November 3, 2008, the Partnership declared a cash distribution of $0.45 per unit for the quarter ended September 30, 2008, an increase of $0.05 per unit, or 12.5 percent, from the previous quarter. This distribution increase reflects the acquisitions completed on June 18, 2008. This cash distribution was paid on November 14, 2008 to all unitholders of record on November 7, 2008.
The effect of the accounting adjustments noted above on previously reported net income for the three and six months ended June 30, 2008 and 2007 and for the three months ended March 31, 2008 is summarized in the table below. The results of vessels acquired from Teekay relating to the periods prior to their acquisition by the Partnership are referred to herein as the Dropdown Predecessor.
Net Income (Loss)

	Three Months Ended			Six Months Ended
	June 30, 2008	March 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007
(in thousands of U.S. dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

As Previously Reported	$19,234	$480	$3,714	$19,714	$10,546
Adjustments:
Derivative Instruments and Other(2)	5,143	(13,714)	7,531	(8,571)	7,164
Dropdown Predecessor (3)	848	485	509	1,333	1,278

As Restated	$25,225	$(12,749)	$11,754	$12,476	$18,988

For the three months ended June 30, 2008, the Partnership now reports net income of $25.2 million, compared to net income of $11.8 million for the same period last year. In the second quarter of 2008, net income before non-controlling interest includes a non-cash net gain of $48.9 million relating primarily to unrealized gains on derivative instruments not qualifying for hedge accounting and deferred income tax recoveries, net of foreign currency translation losses. In the second quarter of 2007, net income before non-controlling interest includes a non-cash net gain totaling $23.0 million relating primarily to unrealized gains on derivative instruments not qualifying for hedge accounting, net of foreign currency translation losses and deferred income tax expenses. Net voyage revenues(4) for the three months ended June 30, 2008 increased to $164.7 million from $156.4 million in the same period last year.

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

(2)	Please refer to “Restatement for Accounting under SFAS 133 and Other” included in this release.

(3)	Please refer to “Restatement for Changes to Accounting for Dropdown Transactions” included in this release.

(4)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
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Net income for the six months ended June 30, 2008 is now $12.5 million, compared to net income of $19.0 million for the same period last year. For the six months ended June 30, 2008, net income before non-controlling interest includes a non-cash net gain of $0.6 million relating primarily to deferred income tax recoveries, net of unrealized losses on derivative instruments not qualifying for hedge accounting and foreign currency translation losses. In the six months ended June 30, 2007, net income before non-controlling interest includes a non-cash net gain totaling $21.1 million relating primarily to unrealized gains on derivative instruments not qualifying for hedge accounting and deferred income tax recoveries, net of foreign currency translation losses. Net voyage revenues(1) for the six months ended June 30, 2008 increased to $318.2 million from $314.1 million for the same period last year.
Further Information Regarding Restatement Items
Restatement for Accounting under SFAS 133 and Other
On August 7, 2008, the Partnership announced that it would restate its historical financial statements to adjust its accounting treatment for certain derivative transactions under SFAS 133. This restatement adjusts for certain interest rate swap agreements and foreign exchange forward contracts that did not qualify for hedge accounting treatment under SFAS 133 as aspects of the Partnership’s hedge documentation did not meet the strict technical requirements of the standard.
Accordingly, the Partnership has now recognized the changes in the fair value of these derivatives through the statement of income (loss) rather than directly to partners’ equity on the balance sheet. This restatement, which is non-cash in nature, has resulted in adjustments to Teekay Offshore’s previously reported net income, but does not affect the economics of any hedging transactions or have any impact on the Partnership’s previously reported distributable cash flow, liquidity or cash distributions. The Partnership believes that the applicable derivative transactions were consistent with its risk management policies and that its overall hedging strategy continues to be sound.
The Partnership has discontinued the use of hedge accounting for its interest rate swap agreements. As a result, the unrealized gains and losses due to the change in the fair values of these derivative instruments will be reflected as increases or decreases to the Partnership’s interest expense going forward. This change will not impact the economics of hedging transactions, nor the Partnership’s distributable cash flow, liquidity or cash distributions in any future period.
The Partnership has also restated certain other items primarily relating to amounts attributable to non-controlling interests.
Restatement for Changes to Accounting for Dropdown Transactions
Subsequent to the release of its preliminary second quarter financial results, the Partnership reviewed and revised its accounting treatment for certain vessels it acquired through dropdown transactions from Teekay. The Partnership has historically accounted for the acquisition of vessel interests from Teekay as asset acquisitions (rather than business acquisitions) and recorded the financial results of these vessels commencing from the date the vessels were acquired by Teekay Offshore.
Although substantially all of the value relating to these transactions is attributable to the vessels and associated time-charters, the Partnership has now determined that these related-party vessel acquisitions should have been accounted for as business acquisitions (rather than asset acquisitions) under the provision of the Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141). Under SFAS 141, business acquisitions for entities under common control which have begun operations are required to be accounted for in a manner whereby the Partnership’s financial statements are retroactively adjusted to include the historical results of the acquired vessels from the date the vessels were originally under the control of Teekay.

(1)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
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Accordingly, the Partnership has recast its historical financial results, including results for the quarters ended June 30, 2008 and March 31, 2008 and the fiscal years ended December 31, 2003 through 2007. The table below lists the four vessels acquired by Teekay Offshore from Teekay subsequent to the Partnership’s December 2006 initial public offering that were formerly operated by Teekay. A fifth vessel, the Navion Gothenburg, has not been included as part of the Dropdown Predecessor as it began operations concurrently with the Partnership’s acquisition of a 50 percent interest in this vessel from Teekay on July 24, 2007.

Vessel	Dropdown Predecessor Period
Dampier Spirit	March 15, 1998 to September 30, 2007
Navion Bergen	April 16, 2007 to June 30, 2007
SPT Explorer	January 7, 2008 to June 17, 2008
SPT Navigator	March 28, 2008 to June 17, 2008
The retroactive adjustments to reflect the results of the Dropdown Predecessor have resulted in changes to Teekay Offshore’s previously reported net income and total partners’ equity. As they are non-cash in nature, these adjustments have not resulted in changes to the Partnership’s previously reported distributable cash flow, liquidity or cash distributions. The effects of these adjustments relating to the Dropdown Predecessor on the Partnership’s previously reported net income for the three and six months ended June 30, 2008 are increases of $0.8 million and $1.3 million, respectively. The Dropdown Predecessor adjustments have no effect on the previously reported partners’ equity as at June 30, 2008.
Information on SEC Filings
More detailed financial information relating to the restatements will be included in the amended Form 20-F/A for the fiscal year ended December 31, 2007 (certain financial information will be included for annual fiscal periods from 2003 through 2007), in the amended Form 6-K/A for the quarter ended March 31, 2008 and in the Form 6-K for the quarter ended June 30, 2008, which the Partnership expects to file with or furnish to, as applicable, the SEC and make available on the its web site at www.teekayoffshore.com no later than December 5, 2008. For a summary of the impact of the restatements on reported net income for the fiscal years ended December 31, 2003 through 2007, please refer to Appendix B of this release.
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About Teekay Offshore Partners L.P.
Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), is an international provider of marine transportation and storage services to the offshore oil industry. Teekay Offshore Partners owns a 51 percent interest in and controls Teekay Offshore Operating L.P., a Marshall Islands limited partnership with a fleet of 34 shuttle tankers (including nine chartered-in vessels), four FSO units, nine double-hull conventional oil tankers and two lightering vessels. In addition, Teekay Offshore Partners L.P. has direct ownership interests in two shuttle tankers and one FSO unit. Teekay Offshore Partners also has rights to participate in certain FPSO opportunities.
Teekay Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “TOO”.
Conference Call
Teekay Offshore plans to host a conference call at 3:00 p.m. ET on Tuesday, November 25, 2008, to discuss the Partnership’s restated results. In addition, the Partnership will take the opportunity to discuss key elements of its financial position and outlook. All unitholders and interested parties are invited to listen to the live conference call at www.teekayoffshore.com or by dialing (866) 322-1159, or (416) 640-3404 if outside North America, and quoting confirmation code 2910084. The Partnership plans to make available a recording of the conference call until midnight December 2, 2008 by dialing (888) 203-1112 or (647) 436-0148, and entering access code 2910084, or via the Partnership’s web site until December 24, 2008.
An investor presentation to accompany this conference call will be made available on the Partnership’s web site at www.teekayoffshore.com prior to the start of the call.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
Web site: www.teekayoffshore.com
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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY RESTATED CONSOLIDATED STATEMENT OF INCOME
(in thousands of U.S. dollars, except unit data)

	Three Months Ended June 30, 2008
		Adjustments
		Derivative
	As Previously	Instruments	Dropdown	As
	Reported	and Other (1)	Predecessor (2)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	222,282	—	2,202	224,484

OPERATING EXPENSES
Voyage expenses	59,811	—	—	59,811
Vessel operating expenses (3)	45,970	(463)	—	45,507
Time-charter hire expense	32,262	—	—	32,262
Depreciation and amortization	35,747	—	700	36,447
General and administrative (3)	15,869	(185)	—	15,684

	189,659	(648)	700	189,711

Income from vessel operations	32,623	648	1,502	34,773

OTHER ITEMS
Interest (expense) gain (4)(5)	17,860	5,947	(654)	23,153
Interest income	1,051	—	—	1,051
Income tax recovery	5,942	1,600	—	7,542
Foreign exchange loss (3)	(533)	(577)	—	(1,110)
Other income — net	2,314	—	—	2,314

Net income before non-controlling interest	59,257	7,618	848	67,723
Non-controlling interest	(40,023)	(2,475)	—	(42,498)

Net income	19,234	5,143	848	25,225

Limited partners’ units outstanding:
Weighted-average number of common units outstanding
— Basic and diluted	11,151,648			11,151,648
Weighted-average number of subordinated units outstanding
— Basic and diluted	9,800,000			9,800,000
Weighted-average number of total units outstanding
— Basic and diluted	20,951,648			20,951,648

(1)	Please refer to “Restatement for Accounting under SFAS 133 and Other” included in this release.

(2)	Relates to the results of the Dropdown Predecessor for two vessels, the SPT Explorer and the SPT Navigator, from April 1, 2008 to June 17, 2008, when these vessels were operating and under the common control of Teekay prior to their acquisition by Teekay Offshore. Please refer to “Restatement for Changes to Accounting for Dropdown Transactions” included in this release.

(3)	Adjustments to vessel operating expenses, general and administrative and foreign exchange loss reflect the unrealized gains and losses from the change in fair value of certain foreign exchange forward contracts that do not qualify as effective hedges for accounting purposes.

(4)	Interest (expense) gain has been restated to reflect the unrealized gains and losses on interest rate swap agreements that do not qualify as effective hedges for accounting purposes.

(5)	Restated interest (expense) gain includes $41.9 million of unrealized gains for the three months ended June 30, 2008 relating to the change in fair value of interest rate swap agreements.
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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY RESTATED CONSOLIDATED STATEMENT OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit data)

	Three Months Ended March 31, 2008
		Adjustments
		Derivative
	As Previously	Instruments	Dropdown	As
	Reported	and Other (1)	Predecessor (2)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	203,786	—	1,146	204,932

OPERATING EXPENSES
Voyage expenses	51,377	—	—	51,377
Vessel operating expenses (3)	41,486	445	—	41,931
Time-charter hire expense	33,646	—	—	33,646
Depreciation and amortization	32,546	—	366	32,912
General and administrative (3)	15,594	(276)	—	15,318

	174,649	169	366	175,184

Income (loss) from vessel operations	29,137	(169)	780	29,748

OTHER ITEMS
Interest expense (4)(5)	(23,967)	(42,927)	(295)	(67,189)
Interest income	1,249	—	—	1,249
Income tax expense	(197)	—	—	(197)
Foreign exchange (loss) gain (3)	(3,338)	875	—	(2,463)
Other income — net	2,626	—	—	2,626

Net income (loss) before non-controlling interest	5,510	(42,221)	485	(36,226)
Non-controlling interest	(5,030)	28,507	—	23,477

Net income (loss)	480	(13,714)	485	(12,749)

Limited partners’ units outstanding:
Weighted-average number of common units outstanding
— Basic and diluted	9,800,000			9,800,000
Weighted-average number of subordinated units outstanding
— Basic and diluted	9,800,000			9,800,000
Weighted-average number of total units outstanding
— Basic and diluted	19,600,000			19,600,000

(1)	Please refer to “Restatement for Accounting under SFAS 133 and Other” included in this release.

(2)	Relates to the results of the Dropdown Predecessor (as at June 30, 2008) for two vessels, the SPT Explorer and the SPT Navigator, from January 7, 2008 and March 28, 2008, respectively, to March 31, 2008, when these vessels were operating and under the common control of Teekay prior to their acquisition by Teekay Offshore. Please refer to “Restatement for Changes to Accounting for Dropdown Transactions” included in this release.

(3)	Adjustments to vessel operating expenses, general and administrative and foreign exchange (loss) gain reflect the unrealized gains and losses from the change in fair value of certain foreign exchange forward contracts that do not qualify as effective hedges for accounting purposes.

(4)	Interest expense has been restated to reflect the unrealized gains and losses on interest rate swap agreements that do not qualify as effective hedges for accounting purposes.

(5)	Restated interest expense includes $45.4 million of unrealized losses for the three months ended March 31, 2008 relating to the change in fair value of interest rate swap agreements.
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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY RESTATED CONSOLIDATED STATEMENT OF INCOME
(in thousands of U.S. dollars, except unit data)

	Three Months Ended June 30, 2007
		Adjustments
		Derivative
	As Previously	Instruments	Dropdown	As
	Reported	and Other (1)	Predecessor (2)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	189,189	—	4,025	193,214

OPERATING EXPENSES
Voyage expenses	36,805	—	54	36,859
Vessel operating expenses (3)	33,559	11	2,566	36,136
Time-charter hire expense	36,473	—	—	36,473
Depreciation and amortization	29,033	—	1,095	30,128
General and administrative	16,248	—	342	16,590

	152,118	11	4,057	156,186

Income (loss) from vessel operations	37,071	(11)	(32)	37,028

OTHER ITEMS
Interest (expense) gain (4)(5)	(17,553)	29,485	(1,338)	10,594
Interest income	1,347	—	97	1,444
Income tax (expense) recovery	(532)	—	559	27
Foreign exchange (loss) gain (3)	(5,797)	(4)	1,223	(4,578)
Other income — net	2,582	—	—	2,582

Net income before non-controlling interest	17,118	29,470	509	47,097
Non-controlling interest	(13,404)	(21,939)	—	(35,343)

Net income	3,714	7,531	509	11,754

Limited partners’ units outstanding:
Weighted-average number of common units outstanding
— Basic and diluted	9,800,000			9,800,000
Weighted-average number of subordinated units outstanding
— Basic and diluted	9,800,000			9,800,000
Weighted-average number of total units outstanding
— Basic and diluted	19,600,000			19,600,000

(1)	Please refer to “Restatement for Accounting under SFAS 133 and Other” included in this release.

(2)	Relates to the results of the Dropdown Predecessor for two vessels, the Dampier Spirit and the Navion Bergen, from April 1, 2007 and April 16, 2007, respectively, to June 30, 2007, when these vessels were operating and under the common control of Teekay prior to their acquisition by Teekay Offshore. Please refer to “Restatement for Changes to Accounting for Dropdown Transactions” included in this release.

(3)	Adjustments to vessel operating expenses and foreign exchange (loss) gain reflect the unrealized gains and losses from the change in fair value of certain foreign exchange forward contracts that do not qualify as effective hedges for accounting purposes.

(4)	Interest (expense) gain has been restated to reflect the unrealized gains and losses on interest rate swap agreements that do not qualify as effective hedges for accounting purposes.

(5)	Restated interest (expense) gain includes $30.1 million of unrealized gains for the three months ended June 30, 2007 relating to the change in fair value of interest rate swap agreements.
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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY RESTATED CONSOLIDATED STATEMENT OF INCOME
(in thousands of U.S. dollars, except unit data)

	Six Months Ended June 30, 2008
		Adjustments
		Derivative
	As Previously	Instruments	Dropdown	As
	Reported	and Other(1)	Predecessor (2)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	426,068	—	3,348	429,416

OPERATING EXPENSES
Voyage expenses	111,188	—	—	111,188
Vessel operating expenses (3)	87,456	(18)	—	87,438
Time-charter hire expense	65,908	—	—	65,908
Depreciation and amortization	68,293	—	1,066	69,359
General and administrative (3)	31,463	(461)	—	31,002

	364,308	(479)	1,066	364,895

Income from vessel operations	61,760	479	2,282	64,521

OTHER ITEMS
Interest expense (4)(5)	(6,107)	(36,980)	(949)	(44,036)
Interest income	2,300	—	—	2,300
Income tax recovery	5,745	1,600	—	7,345
Foreign exchange (loss) gain (3)	(3,871)	298	—	(3,573)
Other income — net	4,940	—	—	4,940

Net income (loss) before non-controlling interest	64,767	(34,603)	1,333	31,497
Non-controlling interest	(45,053)	26,032	—	(19,021)

Net income (loss)	19,714	(8,571)	1,333	12,476

Limited partners’ units outstanding:
Weighted-average number of common units outstanding
— Basic and diluted	10,475,824			10,475,824
Weighted-average number of subordinated units outstanding
— Basic and diluted	9,800,000			9,800,000
Weighted-average number of total units outstanding
— Basic and diluted	20,275,824			20,275,824

(1)	Please refer to “Restatement for Accounting under SFAS 133 and Other” included in this release.

(2)	Relates to the results of the Dropdown Predecessor for two vessels, the SPT Explorer and the SPT Navigator, from January 7, 2008 and March 28, 2008, respectively, to June 17, 2008, when these vessels were operating and under the common control of Teekay prior to their acquisition by Teekay Offshore. Please refer to “Restatement for Changes to Accounting for Dropdown Transactions” included in this release.

(3)	Adjustments to vessel operating expenses, general and administrative and foreign exchange (loss) gain reflect the unrealized gains and losses from the change in fair value of certain foreign exchange forward contracts that do not qualify as effective hedges for accounting purposes.

(4)	Interest expense has been restated to reflect the unrealized gains and losses on interest rate swap agreements that do not qualify as effective hedges for accounting purposes.

(5)	Restated interest expense includes $3.5 million of unrealized losses for the six months ended June 30, 2008 relating to the change in fair value of interest rate swap agreements.
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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY RESTATED CONSOLIDATED STATEMENT OF INCOME
(in thousands of U.S. dollars, except unit data)

	Six Months Ended June 30, 2007
		Adjustments
		Derivative
	As Previously	Instruments	Dropdown	As
	Reported	and Other (1)	Predecessor (2)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	379,941	—	5,573	385,514

OPERATING EXPENSES
Voyage expenses	71,340	—	54	71,394
Vessel operating expenses (3)	63,778	22	3,694	67,494
Time-charter hire expense	74,588	—	—	74,588
Depreciation and amortization	57,624	—	1,328	58,952
General and administrative	31,422	—	637	32,059

	298,752	22	5,713	304,487

Income (loss) from vessel operations	81,189	(22)	(140)	81,027

OTHER ITEMS
Interest (expense) gain (4)(5)	(36,062)	27,985	(1,344)	(9,421)
Interest income	2,484	—	97	2,581
Income tax recovery	3,374	—	1,254	4,628
Foreign exchange (loss) gain (3)	(9,957)	(4)	1,411	(8,550)
Other income — net	5,301	—	—	5,301

Net income before non-controlling interest	46,329	27,959	1,278	75,566
Non-controlling interest	(35,783)	(20,795)	—	(56,578)

Net income	10,546	7,164	1,278	18,988

Limited partners’ units outstanding:
Weighted-average number of common units outstanding
— Basic and diluted	9,800,000			9,800,000
Weighted-average number of subordinated units outstanding
— Basic and diluted	9,800,000			9,800,000
Weighted-average number of total units outstanding
— Basic and diluted	19,600,000			19,600,000

(1)	Please refer to “Restatement for Accounting under SFAS 133 and Other” included in this release.

(2)	Relates to the results of the Dropdown Predecessor for two vessels, the Dampier Spirit and the Navion Bergen, from January 1, 2007 and April 16, 2007, respectively, to June 30, 2007, when these vessels were operating and under the common control of Teekay prior to their acquisition by Teekay Offshore. Please refer to “Restatement for Changes to Accounting for Dropdown Transactions” included in this release.

(3)	Adjustments to vessel operating expenses and foreign exchange (loss) gain reflect the unrealized gains and losses from the change in fair value of certain foreign exchange forward contracts that do not qualify as effective hedges for accounting purposes.

(4)	Interest (expense) gain has been restated to reflect the unrealized gains and losses on interest rate swap agreements that do not qualify as effective hedges for accounting purposes.

(5)	Restated interest (expense) gain includes $28.6 million of unrealized gains for the six months ended June 30, 2007 relating to the change in fair value of interest rate swap agreements.
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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	As at June 30, 2008
		Adjustments
		Derivative
	As Previously	Instruments	Dropdown	As
	Reported	and Other (1)	Predecessor(2)	Reported
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	113,021	—	—	113,021
Other current assets	112,456	—	—	112,456
Vessels and equipment	1,751,281	—	—	1,751,281
Other assets	80,379	—	—	80,379
Intangible assets	50,323	—	—	50,323
Goodwill	127,113	—	—	127,113

Total Assets	2,234,573	—	—	2,234,573

LIABILITIES AND PARTNERS’ EQUITY
Accounts payable and accrued liabilities	56,596	—	—	56,596
Advances from affiliates	9,472	—	—	9,472
Current portion of long-term debt	96,988	—	—	96,988
Current portion of derivative instruments	17,377	—	—	17,377
Long-term debt	1,521,519	—	—	1,521,519
Other long-term liabilities	111,168	—	—	111,168
Non-controlling interest	244,219	2,365	—	246,584
Partners’ equity	177,234	(2,365)	—	174,869

Total Liabilities and Partners’ Equity	2,234,573	—	—	2,234,573

(1)	Please refer to “Restatement for Accounting under SFAS 133 and Other” included in this release.

(2)	There is no balance sheet impact at June 30, 2008 due to the results of the Dropdown Predecessor for the SPT Explorer and the SPT Navigator, as these vessels were acquired by the Partnership on June 18, 2008. Please refer to “Restatement for Changes to Accounting for Dropdown Transactions” included in this release.
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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY RESTATED CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	As at December 31, 2007
		Adjustments
		Derivative
	As Previously	Instruments	Dropdown	As
	Reported	and Other (1)	Predecessor (2)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	121,224	—	—	121,224
Other current assets	107,172	—	—	107,172
Vessels and equipment	1,662,865	—	—	1,662,865
Other assets	92,622	—	—	92,622
Intangible assets	55,355	—	—	55,355
Goodwill	127,113	—	—	127,113

Total Assets	2,166,351	—	—	2,166,351

LIABILITIES AND PARTNERS’ EQUITY
Accounts payable and accrued liabilities	50,540	—	—	50,540
Current portion of long-term debt	64,060	—	—	64,060
Current portion of derivative instruments	5,277	—	—	5,277
Long-term debt	1,453,407	—	—	1,453,407
Other long-term liabilities	120,453	2,600	—	123,053
Non-controlling interest	391,645	968	—	392,613
Partners’ equity	80,969	(3,568)	—	77,401

Total Liabilities and Partners’ Equity	2,166,351	—	—	2,166,351

(1)	Please refer to “Restatement for Accounting under SFAS 133 and Other” included in this release.

(2)	There is no balance sheet impact at December 31, 2007 due to the results of the Dropdown Predecessor for the Dampier Spirit and the Navion Bergen, as these vessels were acquired by the Partnership on July 1, 2007 and October 1, 2007, respectively. Please refer to “Restatement for Changes to Accounting for Dropdown Transactions” included in this release.
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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY RESTATED CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended June 30, 2008
		Adjustments
	Prior to	Derivative
	Retroactive	Instruments	Dropdown	As
	Adjustment	and Other (1)	Predecessor (2)	Reported
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	52,946	—	2,493	55,439

FINANCING ACTIVITIES
Net proceeds from long-term debt	67,000	—	44,338	111,338
Scheduled repayments of long-term debt	(14,298)	—	—	(14,298)
Prepayments of long-term debt	(41,000)	—	—	(41,000)
Net advances to affiliates	—	—	(46,544)	(46,544)
Proceeds from issuance of common units	209,184	—	—	209,184
Expenses from issuance of common units	(5,431)	—	—	(5,431)
Distribution to Teekay Corporation relating to the purchase of SPT Explorer L.L.C. and SPT Navigator L.L.C.	(16,661)	—	—	(16,661)
Excess of purchase price over the contributed basis of a 25% interest in Teekay Offshore Operating L.P.	(93,782)	—	—	(93,782)
Cash distribution paid	(16,000)	—	—	(16,000)
Other	(1,032)		(287)	(1,319)

Net financing cash flow	87,980	—	(2,493)	85,487

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(49,055)	—	—	(49,055)
Investment in direct financing lease assets	(29)	—	—	(29)
Direct financing lease payments received	11,701	—	—	11,701
Purchase of a 25% interest in Teekay Offshore Operating L.P.	(111,746)	—	—	(111,746)

Net investing cash flow	(149,129)	—	—	(149,129)

Decrease in cash and cash equivalents	(8,203)	—	—	(8,203)
Cash and cash equivalents, beginning of the period	121,224	—	—	121,224

Cash and cash equivalents, end of the period	113,021	—	—	113,021

(1)	Please refer to “Restatement for Accounting under SFAS 133 and Other” included in this release.

(2)	Relates to classification adjustments for the Dropdown Predecessor for two vessels, the SPT Explorer and the SPT Navigator, from January 7, 2008 and March 28, 2008, respectively, to June 17, 2008, when these vessels were operating and under the common control of Teekay prior to their acquisition by Teekay Offshore. Please refer to “Restatement for Changes to Accounting for Dropdown Transactions” included in this release.
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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX A — RESTATED RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-controlling interest, non-cash items, estimated maintenance capital expenditures, gains and losses on vessel sales, income taxes and foreign exchange related items. Unrealized gains and losses on derivative instruments that do not qualify for hedge accounting and cash flow attributable to the Dropdown Predecessor are non-cash items to the Partnership and thus, have no impact on the Partnership’s distributable cash flow. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets.
Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by United States generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by United States generally accepted accounting principles. The table below reconciles distributable cash flow to net income.

	Three Months Ended June 30, 2008
		Adjustments
		Derivative
	As Previously	Instruments	Dropdown	As
	Reported	and Other (1)	Predecessor (2)	Reported
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net Income	19,234	5,143	848	25,225
Add:
Depreciation and amortization	35,747	—	700	36,447
Non-controlling interest	40,023	2,475	—	42,498
Foreign exchange and other, net	680	133	—	813
Less:
Unrealized gain on interest rate swaps	(35,976)	(5,947)	—	(41,923)
Unrealized gain on forward contracts	—	(204)	—	(204)
Income tax recovery	(5,942)	(1,600)	—	(7,542)
Cash flow attributable to the Dropdown Predecessor	—	—	(1,548)	(1,548)
Estimated maintenance capital expenditures	(19,951)	—	—	(19,951)

Distributable Cash Flow before Non-Controlling Interest	33,815	—	—	33,815
Non-controlling interests’ share of DCF	(23,319)	—	—	(23,319)

Distributable Cash Flow	10,496	—	—	10,496

(1)	Results are net of non-controlling interest. Please refer to “Restatement for Accounting under SFAS 133 and Other” included in this release.

(2)	Relates to the results of the Dropdown Predecessor for activities related to the SPT Explorer and the SPT Navigator from April 1, 2008 to June 17, 2008, when these vessels were operating and under the common control of Teekay prior to their acquisition by Teekay Offshore. Please refer to “Restatement for Changes to Accounting for Dropdown Transactions” included in this release.
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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX B — SUMMARY OF RESTATED AND RETROACTIVELY ADJUSTED FINANCIAL RESULTS
(in thousands of U.S. dollars)

The table below summarizes the impact on the Partnership’s previously reported net income for fiscal years ended December 31, 2003 through 2007, as a result of the restatements described in this release under “Restatement for Accounting under SFAS 133 and Other” and “Restatement for Changes to Accounting for Dropdown Transactions”. Retroactive adjustments in the table below to reflect the results of the Dropdown Predecessor are based on acquisitions completed by the Partnership as of December 31, 2007. The restatement for discontinued operations did not impact net income (loss) in any period.

	Net Income (Loss)
	Year Ended December 31,
	2007	2006	2005	2004	2003
(in thousands of U.S. dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

As Previously Reported	$19,672	$(32,715)	$84,747	$213,772	$63,513
Adjustments:
Derivative Instruments and Other (1)	(17,014)	3,306	756	(648)	(1,178)
Dropdown Predecessor (2)	1,300	3,211	2,910	4,076	6,768

As Restated	$3,958	$(26,198)	$88,413	$217,200	$69,103

(1)	Relates to unrealized gains (losses) as a result of the change in fair value of certain derivative instruments. Results are net of non-controlling interest. Please refer to “Restatement for Accounting under SFAS 133 and Other” included in this release.

(2)	Relates to the results of the Dropdown Predecessor for two vessels, the Dampier Spirit from January 1, 2003 to September 30, 2007 and the Navion Bergen from April 16, 2007 to June 30, 2007, when the vessels were operating and under the common control of Teekay but prior to their acquisition by Teekay Offshore. Please refer to “Restatement for Changes to Accounting for Dropdown Transactions” included in this release.
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